BURCON NUTRASCIENCE CORPORATION

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BURCON NUTRASCIENCE (MB) CORP.

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ARCHER-DANIELS-MIDLAND COMPANY

LICENSE AND PRODUCTION AGREEMENT

ARTICLE 7 CONFIDENTIALITY		20
7.1	CONFIDENTIALITY	20
7.2	PERMITTED DISCLOSURE	21
7.3	RETURN OF CONFIDENTIAL INFORMATION	22
7.4	EXISTING CONFIDENTIALITY AGREEMENT	22
ARTICLE 8 TERM AND TERMINATION		22
8.1	TERM OF LICENSE	22
8.2	TERMINATION OF LICENSE	22
8.3	TERMINATION OF AGREEMENT	23
8.4	CONSEQUENCES OF TERMINATION OF AGREEMENT	23
ARTICLE 9 REPRESENTATIONS, WARRANTIES AND COVENANTS		25
9.1	REPRESENTATIONS AND WARRANTIES BY BURCON	25
9.2	REPRESENTATIONS AND WARRANTIES BY ADM	26
9.3	ADM COVENANT TO COMPLY WITH LAWS	27
9.4	NO OTHER WARRANTIES	27
9.5	NON-SOLICITATION	27
ARTICLE 10 INDEMNIFICATION AND INSURANCE		28
10.1	INDEMNIFICATION BY ADM	28
10.2	INDEMNIFICATION BY BURCON	28
ARTICLE 11 GENERAL		29
11.1	DISPUTE RESOLUTION	29
11.2	ARBITRATION	29
11.3	TIME; FORCE MAJEURE	30
11.4	ELIMINATION OF FORCE MAJEURE EVENT	30
11.5	SEVERABILITY	30
11.6	LAW	31
11.7	ENTIRE AGREEMENT	31
11.8	AMENDMENT AND WAIVER	31
11.9	RELATIONSHIP OF THE PARTIES	31
11.10	PUBLIC NOTICES	31
11.11	NOTICES	32
11.12	ASSIGNABILITY	33
11.13	FURTHER ASSURANCES	33
11.14	ANTI-CORRUPTION	33
11.15	TERMINATION	34
11.16	RECORD KEEPING	35
11.17	RIGHT TO AUDIT	35
11.18	COUNTERPARTS	35

SCHEDULE A - BURCON PATENT RIGHTS

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This Agreement is made as of March 4, 2011, by and between:

BURCON NUTRASCIENCE CORPORATION, a company incorporated under the laws of the Territory of Yukon

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BURCON NUTRASCIENCE (MB) CORP., a wholly-owned subsidiary of Burcon Nutrascience Corporation, incorporated under the laws of Manitoba

(Burcon Nutrascience Corporation and Burcon Nutrascience (MB) Corp. to be referred to collectively herein as "Burcon")

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ARCHER-DANIELS-MIDLAND COMPANY, a company incorporated under the laws of Delaware ("ADM")

WHEREAS Burcon has expertise and know-how in the discovery, characterization and development of soy protein products and is the owner of intellectual property rights with respect thereto;

WHEREAS ADM has expertise in the commercial exploitation and distribution of food and beverage ingredients including functional and nutritional soy protein products;

WHEREAS ADM and Burcon desire to combine their efforts to complete the development of Burcon's soy protein products and for the commercial production and sale of such products;

WHEREAS ADM has certain capabilities, production facilities and personnel that would allow for the commercial production of Burcon's soy protein products, and is willing, for the consideration and on the terms set forth herein, to use such capabilities, facilities and personnel to manufacture, market and sell such products; and

WHEREAS ADM desires to obtain an exclusive license to use the Burcon Patent Rights and Burcon Technology to make, have made, use, market and sell Burcon's soy protein products and Burcon is willing to grant such a license, all on the terms and conditions set forth in this Agreement;

NOW THEREFORE in consideration of the premises and the terms and conditions contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, the following terms have the meaning ascribed to them:

(a)	"ADM Improvements" has the meaning ascribed to it in Section 3.3 (Disclosure of ADM Technology).

(b)	"ADM Indemnitees" has the meaning ascribed to it in Section 10.2 (Indemnification by Burcon).

(c)

"ADM Technology" means all inventions, innovations, improvements, discoveries, works, designs or technical developments owned, licensed, controlled, conceived, reduced to practice, discovered or developed by ADM and concerning soy protein products, including any products or any processes relating to or applications for the commercialization of soy protein products, whether in the form of patents (whether patentable or not), Confidential Information (including trade secrets), copyright, methods, processes, techniques, concepts, ideas, information, data, materials, know- how, industrial design or any other property right or any applications therefor and including all information and tangible items of a scientific, technical or business nature in any form or medium and all information or records relating thereto, in any and all relevant jurisdictions.

(d)	"Affiliate" means, with respect to any Person:

(i)
any other Person of which the securities or other ownership interests representing fifty per cent (50%) or more of the equity or fifty per cent (50%) or more of the ordinary voting power or fifty per cent (50%) or more of the general partnership interests are, at the time such determination is being made, owned, Controlled or held, directly or indirectly, by such Person; or

(ii)
any other Person which, at the time such determination is being made, is Controlling, Controlled by or under common Control with, such Person. As used in this Agreement, the term "Control," whether used as a noun or verb, refers to the possession, directly or indirectly, of the power to direct, or cause the direction of, the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

(e)

"Applicable Laws" means all statutes, by-laws, regulations, ordinances, orders and requirements of governmental or other public authorities having jurisdiction, and all amendments thereto, at any time and from time to time in force.

(f)	"Burcon Improvements" has the meaning ascribed to it in Section 3.7 (Burcon Improvements).

(g)	"Burcon Indemnitees" has the meaning ascribed to it in Section 10.1 (Indemnification by ADM).

(h)

"Burcon Patent Rights" means the patents and patent applications in any jurisdiction owned by Burcon and claiming the Products or processes for producing and/or using the Products, including but not limited to those patents issuing from the patent applications listed on Schedule A or the priority applications thereof, together with all rights and interests in and to issued patents and pending patent applications in any jurisdiction, including, but not limited to, all provisional applications, substitutions, continuations, continuations-in-part, patents of addition, improvement patents, divisions and renewals, all letters patent granted thereon, and all reissues, confirmations, counterparts, reexaminations and extensions thereof, but shall not include any abandoned or lapsed patents or abandoned or lapsed patent applications.

(i)

"Burcon Technology" means all inventions, innovations, improvements, discoveries, works, designs or technical developments owned, licensed, controlled, conceived, reduced to practice, discovered or developed by Burcon and concerning soy protein products, whether in the form of patents (whether patentable or not), Confidential Information (including trade secrets), copyright, methods, processes, techniques, concepts, ideas, information, data, materials, know-how, industrial design or any other property right or any applications therefor, and including all information and tangible items of a scientific, technical or business nature in any form or medium and all information or records relating thereto, in any and all relevant jurisdictions, and expressly including the Burcon Patent Rights. For purposes of clarification it is understood and agreed that Burcon Technology does not include any information or technology: in ADM’s possession before Burcon’s disclosure to ADM of the Burcon Technology as evidenced by competent proof, including ADM’s written records prior to the date of disclosure; independently developed before the Effective Date by ADM or its Affiliates without the use, directly or indirectly, of the Burcon Technology as evidenced by competent proof, including ADM’s or its Affiliates’ (as the case may be in) written records prior to the date of disclosure; received by ADM from a third party who is (i) not privy to this Agreement as a matter of right, (ii) not in violation of the confidential relationship created under this Agreement, or (iii) not then prohibited from disclosing such information to ADM under any legal, contractual or fiduciary obligation to Burcon; or in the public domain (except for Burcon’s Patent Rights).

(j)	"Business Day" means a day other than a Saturday, Sunday or statutory holiday in Canada or the United States.

(k)

"Claim" means any claim, demand, loss, award, judgment, settlement, fine, penalty, liability, damage, cost, expense, action, suit or proceeding including, but not limited to, reasonable investigatory fees, legal fees and disbursements, expert witness fees and court costs at both trial and appellate levels.

(l)

"Confidential Information" means any and all confidential information of any kind concerning a Party (a "Provider") or its Affiliates that is disclosed to, made available to, comes into the possession of, or of which the other Party (a "Recipient") is made aware, whether disclosed orally, visually, in writing or in any tangible or electronic form or media, and including, but not limited to, research and development, technology, trade secrets, know-how, proprietary information (whether or not reduced to writing), inventions, (whether or not patentable), patent applications, licenses, discoveries, techniques, methods, ideas, concepts, data, engineering and manufacturing information, procedures, specifications, diagrams, drawings, schematics, and any and all other technical, commercial, scientific and other data, processes, documents, or other information or physical object (including, without limitation, the Burcon Technology, the Burcon Improvements, the ADM Technology and the ADM Improvements), samples of Product furnished pursuant to Section 2.3 (Samples), marketing data, agreements between any Party and a third party, license applications, and business plans and projections of any Party, and including, without limitation, confidential information of any third party which is disclosed to a Provider and is in turn disclosed to a Recipient or learned by the Recipient through visual or other inspection.

(m)	"Effective Date" means the date of this Agreement set out in the commencement of this Agreement.

(n)	"Exclusive License" has the meaning ascribed to it in Section 3.4 (Exclusive License Grant).

(o)	"Event of Force Majeure" has the meaning ascribed to it in Section 11.3 (Time; Force Majeure).

(p)	"Full-commercial Production" has the meaning ascribed to it in Section 1.1 (ADM Notice to Achieve Commercial Production).

(q)	"Full-commercial Production Royalty" has the meaning ascribed to it in Section 4.3(b) (License Rates).

(r)	"License" means the Exclusive License and the Non-Exclusive License.

(s)	"Net Revenue" means all revenue, consideration, receipts or other moneys received from the following sales of Products:

(i)	sales of Products by ADM or an ADM Affiliate to any Person including Sublicensees, but excluding sales between ADM and ADM Affiliates; and

(ii)
sales of Products by Sublicensees to any Person (excluding sales to ADM or an ADM Affiliate) where such Sublicensee has been granted a sublicense of manufacture and sale if permitted pursuant to Section 3.4 (Exclusive License Grant) and the Sublicensee did not purchase such Products from ADM or an ADM Affiliate;

(iii)	however, for any blends sold by ADM that includes the Products, the Net Revenue will be deemed to be the actual amount of Products (in units of weight) contained in the blend multiplied by the fair market value;

all of which sales shall be made at fair market value unless mutually agreed upon between ADM and Burcon, and for the purposes of this definition "fair market value" will be based on the average selling price of such sales over the immediately preceding Quarter;

but in no case including any amounts representing:

(iv)	any governmental goods and/or services, sales, use or value added taxes, any tariffs, import/export duties or other excise taxes imposed and paid upon particular sales;

(v)	credits, allowances, discounts and rebates to, and charge backs from the account of, customers for spoiled, damaged, out-dated, rejected or returned Products;

(vi)	discounts and rebates to customers attributable solely to the marketing, sale and distribution of the Products; and

(vii)	(to the extent included in the invoiced sales price) actual freight and insurance costs incurred in transporting Product in final form to such customers.

(t)	"New Geographic Region" means each of the following:

(i)	South and Central America;

(ii)	Europe (including Eastern Europe);

(iii)	Asia (including Australia and New Zealand); and

(iv)	Africa;

and for greater certainty does not include any other region, including any country or territory located in North America.

(u)	"Non-Exclusive License" has the meaning ascribed to it in Section 3.5 (Conversion to Non-Exclusive License).

(v)	"Parties" means ADM and Burcon, and "Party" means either of them.

(w)

"Person" means any individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, joint venture, trust, body corporate, governmental authority, governmental agency or political subdivision thereof, or a natural person in such person’s capacity as trustee, executor, administrator or other legal representative.

(x)	"Products" means soy protein products that use, incorporate or are derived from any Burcon Technology.

(y)

"Quarter" means a calendar quarter, i.e. January through March, April through June, July through September and October through December; provided, however, that Quarter shall include any shorter period at the commencement of the Agreement from the Effective date through the closer of March, June, September or December, and shall include any shorter period at the termination or expiration of the Agreement from the closer of January, April, July or October through the date of such termination or expiration.

(z)	"Royalties" has the meaning ascribed to it in Section 4.1 (Royalties) and includes the Semi-works Production Royalty and the Full Commercial Production Royalty.

(aa)	"Semi-works Production Facility" has the meaning ascribed to it in Section 2.1(a) (Commercialization Efforts).

(bb)	"Semi-works Production Royalty" has the meaning ascribed to it in Section 4.3(a) (License Rates).

(cc)	"Sublicensee" means any commercial entity (not including ADM’s Affiliates) to which ADM has granted a sublicense to any Burcon Technology or Burcon Patent Rights, whether express or implied.

(dd)	"Technology Commercialization Committee" has the meaning ascribed to it in Section 2.8 (Technology Commercialization Committee).

(ee)	"Territory" means the world.

(ff)	"Tonne" means a metric ton or 1,000 kilograms.

1.2	Interpretation

In this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a)

"this Agreement" means this License and Production Agreement, including the Schedules hereto, as from time to time supplemented or amended by one or more agreements entered into pursuant to the applicable provisions hereof;

(b)

the headings in this Agreement are inserted for convenience only and do not form a part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;

(c)

the word "including", when following any general statement or term, is not to be construed as limiting the general statement or term to the specific items or matters set forth or to similar items or matters, but rather as permitting the general statement or term to refer to all other items or matters that could reasonably fall within its broadest possible scope;

(d)	all accounting terms not otherwise defined herein have the meanings assigned to them, and all calculations to be made hereunder are to be made:

(i)	in the case of ADM, in accordance with US GAAP applied on a consistent basis; and

(ii)	in the case of Burcon, in accordance with International Financial Reporting Standards applied on a consistent basis;

(e)

a reference to a statute includes all regulations made thereunder, all amendments to the statute or regulations in force from time to time and any statute or regulation that supplements or supersedes such statute or regulations;

(f)	a reference to an entity includes any successor to that entity;

(g)	words importing the masculine gender include the feminine or neuter, words in the singular include the plural, words importing a corporate entity include individuals, and vice versa;

(h)	a reference to "approval" "authorization" or "consent" means written approval, authorization or consent;

(i)

except as otherwise expressly provided, a reference to currency herein means United States dollars and all amounts payable hereunder will be paid in United States dollars or in the equivalent other currency calculated at the relevant time; and

(j)	any currency conversion required under this Agreement will be converted at the exchange rate for the day on which such conversion is required.

ARTICLE 2
COMMERCIALIZATION EFFORTS

2.1	Commercialization Efforts

Subject to the terms and conditions set forth in this Agreement, ADM will, on a timely basis, use reasonable commercial efforts to:

(a)	develop the necessary process engineering for scaling up the production of the Products;

(b)	develop applications for the Products; and

(c)

design, build and commission an initial production facility to manufacture the Products, with an approximate annual production capacity of [commercially sensitive information redacted] tonnes (the "Semi-works Production Facility").

2.2	Samples

Burcon will, at ADM's request, furnish, in such quantities and at such times as agreed between the Parties, acting reasonably, samples of Product produced at Burcon's pilot plant for testing and evaluation. ADM will, upon Burcon's request, furnish, in such quantities and at such times as are agreed between the Parties, acting reasonably, samples of Products developed by ADM for evaluation. ADM may also elect to provide samples of Products produced by either Party to third parties for screening and evaluation of their potential commercial utility and value.

2.3	Timing for Semi-works Production Facility

Immediately after the Effective Date, ADM will, in good faith, allocate resources and use reasonable commercial efforts to pursue all necessary permits and regulatory approvals for the design and construction of the Semi-works Production Facility and the manufacture of the Products. ADM will complete the construction and commissioning of the Semi-works Production Facility as soon as reasonably possible, but in any event no later than [commercially sensitive information redacted] months after ADM receives permit approval from the Illinois EPA.

2.4	ADM Notice to Achieve Full Commercial Production

ADM will, within [commercially sensitive information redacted] months after the Effective Date, by written notice to Burcon, either advise that it does not intend to increase its annual production capacity of the Products beyond the capacity of the Semi-works Production Facility or confirm its intention to expand its annual capacity for the commercial manufacture of the Products. In the latter case, the notice will describe:

[commercially sensitive information redacted]

2.5	Adjustment to Planned Commercial Production Capacity

ADM may, by written notice to Burcon delivered no later than [commercially sensitive information redacted] months after the notice referred to in Section 2.4, adjust the Full-commercial Production if it determines, acting reasonably and based on customer feedback or market surveys, that it should do so. ADM will, on Burcon's request, provide Burcon with a written summary of such customer feedback and market surveys.

2.6	Delayed Decision to Expand Production Capacity

Notwithstanding the time limits outlined in Section 2.4, ADM may expand its annual production capacity at any time while the License is in effect, provided that if it does so after the License has converted to the Non-Exclusive License pursuant to Section 3.5, the maximum Full-commercial Production must be limited to no more than [commercially sensitive information redacted] tonnes.

2.7	Covenant to Commercialize

ADM covenants that it will use commercially reasonable efforts, taking into account supply, demand, market conditions and prices of competing products, to diligently exploit, commercialize, produce, market and sell Products to existing and new customers in a competitive manner.

2.8	Technology Commercialization Committee

Each party will nominate its own representatives to a technology development team. Throughout the term of the License, the members of such team will discuss the commercialization of the Products, including, but not limited to,

(a)	the progress by the Parties against commercialization milestones,

(b)	the development of the commercial process to produce the Products,

(c)	the development of Product specifications,

(d)	the development of markets for the Products, and

(e)	process improvements related to the Products,

and, in addition to regular written and telephonic communication, during the term of the License the Technology Commercialization Committee will meet at least once every calendar year for such purposes.

2.9	Manufacturing Quality

ADM will manufacture all Products for sale in a manner consistent with good manufacturing practises and applicable standards, and in compliance with all Applicable Laws.

2.10	Reports to Burcon

ADM shall provide Burcon with oral or written summary reports promptly after the end of each Quarter summarizing its progress with respect to the matters described in Sections 2.1 and 2.8 during such Quarter.

ARTICLE 3
INTELLECTUAL PROPERTY OWNERSHIP AND LICENSE GRANT

3.1	Ownership of Burcon Technology

All Burcon Technology and Burcon Improvements shall remain the exclusive property of Burcon and, except as expressly granted herein, ADM shall not acquire any right, title or interest in and to the Burcon Technology or Burcon Improvements. ADM shall not directly or indirectly question, attack, contest or in any manner impugn (nor assist any other Person in any of the foregoing) the validity, enforceability, registration or Burcon’s ownership of, or right to use, any Burcon Technology or Burcon Improvements, in whole or in part. Except as expressly provided herein, Burcon shall, in its sole discretion, decide how to protect any Burcon Technology or Burcon Improvements.

3.2	Ownership of ADM Technology

All ADM Technology and ADM Improvements shall remain the exclusive property of ADM and, except as expressly granted herein, Burcon shall not acquire any right, title or interest in and to the ADM Technology or ADM Improvements. Burcon shall not directly or indirectly question, attack, contest or in any manner impugn (nor assist any other Person in any of the foregoing) the validity, enforceability, registration or ADM’s ownership of, or right to use, any ADM Technology or ADM Improvements, in whole or in part. ADM shall, in its sole discretion, decide how to protect any ADM Technology or ADM Improvements.

3.3	Disclosure of ADM Technology

ADM agrees that it will promptly disclose to Burcon all ADM Technology invented, conceived, made, developed, discovered or created by or on behalf of any of ADM, its Affiliates that use or have access to the Burcon Technology or its Sublicensees that are desirable or necessary for the research, development, manufacture or sale of the Products (the "ADM Improvements").

3.4	Exclusive License Grant

Subject to the provisions of this Agreement, Burcon hereby grants to ADM an exclusive, royalty-bearing, worldwide license to use and exploit the Burcon Technology (including know-how and trade secrets) and Burcon Patent Rights solely to make, have made, use, market and sell the Products, together with the right to grant sublicenses to a purchaser of the Products to use, market or sell the Products without the consent of Burcon (the "Exclusive License"). Apart from the sale of the Products, ADM may sublicense the Burcon Technology (including know-how and trade secrets) and Burcon Patent Rights with the prior written consent of Burcon, which consent shall not be unreasonably withheld. Burcon covenants that, during the term of the Exclusive License, it shall not directly or indirectly grant to any other Person in the Territory any right, license or privilege to make, have made, market, use or sell the Products in the Territory. Burcon covenants that, during the term of the Exclusive License, it shall not make, have made, market, or sell the Products in the Territory, provided that nothing herein shall be construed or interpreted in any way as limiting Burcon’s right to conduct or continue research or development in any manner whatsoever, whether concerning soy and non-soy products or otherwise.

3.5	Conversion to Non-Exclusive License

(a)	Burcon shall be entitled, at its option, to convert the Exclusive License to a Non-Exclusive License (the "Non-Exclusive License") if:

[commercially sensitive information redacted]

and Burcon shall be entitled to make, have made, use, market and sell Products on a non-exclusive basis, and to grant any such rights to any other Person.

(b)	ADM will be entitled, at its option, to convert the Exclusive License to a Non-Exclusive License if [commercially sensitive information redacted].

3.6	ADM License to Burcon

If Burcon exercises the rights afforded it pursuant to Section 3.5, ADM shall grant to Burcon an irrevocable, non-exclusive, royalty bearing license, with a right to sublicense, to use the ADM Improvements to make, have made, use, market or sell the Products in the Territory.

3.7	Burcon Improvements

Burcon covenants and agrees that it will promptly and fully disclose to ADM all Burcon Technology invented, conceived, made, developed, discovered or created by or on behalf of Burcon during the term of the License relating to the Products, including any Burcon Technology that Burcon may acquire, license or otherwise gain control of after the Effective Date (the "Burcon Improvements"), in accordance with the provisions hereof. At ADM’s option, such Burcon Improvements will (subject, in the case of Burcon Improvements licensed by Burcon from a third party, to any bona fide restrictions imposed by such third party) be deemed to be included in the definition of Burcon Technology, and licensed to ADM in accordance with Section 3.4 and the following provisions:

(a)

Burcon shall notify ADM in writing of its development or discovery of any Burcon Improvements either upon the filing of a provisional patent in respect of the Burcon Improvement if Burcon deems the discovery patentable, or, within sixty (60) days of Burcon’s decision not to file a patent in respect of the Burcon Improvement;

(b)

Upon notification by Burcon, ADM shall have a period of sixty (60) days to consider whether it wishes to include the Burcon Improvement in the license grant set forth in Section 3.4, and include the Burcon Improvement in the definition of Burcon Technology hereunder, and shall provide notice to Burcon within such sixty (60) day period of its decision;

(c)	In the event that ADM wishes to include the Burcon Improvement in the license grant set forth in Section 3.4, the Burcon Improvement shall be included in the definition of Burcon Technology hereunder and the definition of Burcon Technology shall be deemed to be so amended. In the event that ADM does not elect to include the Burcon Improvement in the definition of Burcon Technology, or fails to provide Burcon with notice within such sixty (60) day period, Burcon shall have the right to exploit the Burcon Improvement or license the Burcon Improvement to any Person without any further obligation to ADM hereunder provided such exploitation does not breach any provision of this Agreement, including but not limited to Section 3.4.

3.8	Trade-mark Option

Provided that the Exclusive License is in effect, ADM shall have an option to obtain a license to any Burcon trade-mark registered by Burcon in association with the Products, on terms and conditions mutually agreeable to the Parties, provided that such license shall be granted for no additional consideration payable by ADM and the term of such license shall be the same as the term of the Exclusive License.

3.9	Condition of Grant of Sublicense to Affiliates

Any grant of a sublicense to an Affiliate of a Party hereunder will only continue in force while that Person remains an Affiliate and will be subject to the Affiliate agreeing in such sublicense to be bound by the provisions of this Agreement and to the licensee hereunder remaining liable to the licensor for the satisfactory performance of the licensee's obligations hereunder.

ARTICLE 4
LICENSE FEES AND ROYALTIES

4.1	Royalties

In consideration of the License, ADM shall pay to Burcon running royalties based on the Net Revenue relating to the sale of Products which fall within the scope of the Burcon Technology (the "Royalties"). Royalties shall be payable within thirty (30) Business Days after the last Business Day of each Quarter, and shall be accompanied by the statements and reports specified in Section 5.1. Royalties shall be payable in US dollars and, at the option of Burcon, by a bank draft payable to the order of "Burcon Nutrascience Corporation" or "Burcon NutraScience (MB) Corp." or by wire transfer to a bank account or accounts designated by Burcon.

4.2	Initial License Fee

From the date ADM receives permit approval from the Illinois EPA pursuant to Section 2.3 (“EPA Approval Date”) and until the first bona fide arms' length sale of Products manufactured in the Semi-works Production Facility occurs, ADM will pay to Burcon a quarterly, non-refundable license fee of:

[commercially sensitive information redacted]

which fee will be payable in each case within thirty (30) Business Days after the last Business Day of the relevant Quarter.

4.3	License Rates

The applicable royalty rate for the License will be as follows:

(a)

[commercially sensitive information redacted] percent ([commercially sensitive information redacted]%) of Net Revenue from the sale of Products which use, incorporate or are derived from Burcon Technology manufactured in the Semi- works Production Facility before the commencement of Full-commercial Production (the "Semi-works Production Royalty");

(b)

[commercially sensitive information redacted]percent ([commercially sensitive information redacted]%) of Net Revenue from the sale of Products which use, incorporate or are derived from Burcon Technology after the commencement of Full- commercial Production (the "Full Commercial Production Royalty");

(c)

the Semi-works Production Royalty rate described in Section 4.3(a) and the Full Commercial Production Royalty rate described in Section 4.3(b) will be reduced by [commercially sensitive information redacted] percent ([commercially sensitive information redacted]%) if a patent application of Burcon directed towards a composition of matter and covering the Products filed with the United States Patent and Trademarks Office does not issue within the earlier of:

[commercially sensitive information redacted]

provided that the Semi-works Production Royalty and the Full Commercial Production Royalty will revert to their original levels after such patent is issued;

(d)

[commercially sensitive information redacted] percent ([commercially sensitive information redacted]%) of Net Revenue of Products which use, incorporate or are derived from Burcon Technology if, and beginning after, Burcon elects to convert the License to the Non-Exclusive License, which rate will revert to the Full Commercial Production Royalty if ADM exercises its right under Section 2.6;

(e)

the Full Commercial Production Royalty will be reduced by [commercially sensitive information redacted]% (or [commercially sensitive information redacted]% while Section 4.3(c) is in effect) upon each occurrence of the following:

(i)	ADM or any of its Affiliates sells the Products in a New Geographic Region;

(ii)	such sales are bona fide arms' length sales to a Person or Persons located in that New Geographic Region for use in that New Geographic Region; and

(iii)	the minimum annual sales to such arms' length Person or Persons in that New Geographic Region are greater than [commercially sensitive information redacted]tonnes.

For greater certainty, the maximum aggregate reduction in the Full Commercial Production Royalty as a result of the application of this provision will be [commercially sensitive information redacted] percent ([commercially sensitive information redacted]%), or [commercially sensitive information redacted] percent ([commercially sensitive information redacted]%) if Section 4.3(c) is in effect, and in each instance the reduction will only apply in each calendar year in which annual sales of Products in and for use in the relevant New Geographic Region exceed [commercially sensitive information redacted] tonnes, as evidenced by the report provided by ADM to Burcon pursuant to Section 5.1(b) in respect of that calendar year. As ADM achieves sales of at least [commercially sensitive information redacted] tonnes to qualify for the reduced royalty in each New Geographic Region, such reduction in royalty will carry over to the succeeding year and such reduced royalty will continue to apply until such sales do not meet [commercially sensitive information redacted] tonnes; and

(f)

ADM will qualify for the maximum royalty reduction under 4.3(e), i.e. down to [commercially sensitive information redacted]% (or [commercially sensitive information redacted]% if 4.3(c) is in effect), once ADM achieves [commercially sensitive information redacted] tonnes of minimum annual sales of Products in the Territory.

4.4	ADM Royalty

In consideration of the license granted by ADM to Burcon in Section 3.6, Burcon shall, subject to Section 4.5, pay to ADM running royalties based on the Net Revenue relating to the sale by Burcon or its sublicensees of Products that use, incorporate or are derived from the ADM Improvements at a rate of [commercially sensitive information redacted]percent ([commercially sensitive information redacted]%) of Net Revenue. For the purposes of this provision the definition of "Net Revenue" in Section 1.1(s) will be deemed to be read as if all references to ADM were references to Burcon, and vice-versa.

4.5	Limit on ADM Royalty

In no calendar year while the License is in effect will the aggregate Royalties in respect of that year payable by Burcon to ADM pursuant to Section 4.4 exceed the aggregate Royalties payable by ADM to Burcon under the License in respect of the same year.

4.6	Taxes on Payments by ADM

To the extent any payments made by ADM to Burcon under this Agreement are subject to withholding tax or royalty tax under any Applicable Laws, ADM shall use reasonable efforts to provide Burcon with requested documentation, and otherwise use reasonable efforts to cooperate as requested, to reduce the withholding tax to the legal minimum.

Burcon shall promptly provide any form or document accurately completed and in a manner satisfactory to ADM that may be required or reasonably requested by ADM to allow ADM to make a payment pursuant to this Agreement, without any deduction or withholding, including, without limitation, an executed Form W-9 or W-8BEN (or any successor thereto).

4.7	Taxes on Payments by Burcon

To the extent any payments made by Burcon to ADM under this Agreement are subject to withholding tax or royalty tax under any Applicable Laws, Burcon shall use reasonable efforts to provide ADM with requested documentation, and otherwise use reasonable efforts to cooperate as requested, to reduce the withholding tax to the legal minimum. ADM shall promptly provide any form or document accurately completed and in a manner satisfactory to Burcon that may be required or reasonably requested by Burcon, to allow Burcon to make a payment pursuant to this Agreement, without any deduction or withholding.

4.8	Tax Refunds

Each Party will reasonably cooperate with the other Party in obtaining a refund of any withholding taxes paid with respect to any such amount payable under this Agreement where available under Applicable Laws.

ARTICLE 5
REPORTS AND AUDIT

5.1	Reports

ADM shall send to Burcon:

(a)

with each payment of Royalties pursuant to Article 4 a complete and accurate report detailing the Net Revenue and all related information in the calculation thereof for the time period in respect of which the applicable Royalties are payable; and

(b)

for each calendar year, in the report described in clause (a) for the final Quarter of that year, information with respect to the applicability of Section 4.3(e), detailing the Net Revenue and volumes in each New Geographic Area and the resulting adjustment to Royalties required under Section 4.3(e).

5.2	Records and Access

ADM shall keep complete and accurate books and records with respect to the sale of Products and Burcon shall have the right, during business hours and upon reasonable notice, up to two (2) times per calendar year, to have a mutually agreeable independent auditor audit and inspect such portions of such books and records as relate to the commercial exploitation of Products, including any information necessary to determine the appropriate Royalty payable pursuant to Section 4.1. All expenses relating to or arising out of such audits and inspections shall be borne by Burcon, unless such audit uncovers a discrepancy between amounts paid to Burcon and amounts that should have been paid greater than three percent (3%) in respect of the time period audited in Burcon’s favour. ADM shall keep and preserve each account and record referred to in this Section for a period of five (5) years from the date of each such account and record. In the event ADM has underpaid Royalties, ADM shall remit to Burcon any such amounts due on or before thirty (30) days from the date of the final audit report. In the event ADM has overpaid Royalties, Burcon shall remit to ADM any amounts due on or before thirty (30) days from the date of the final audit report.

5.3	Burcon Annual Audit

ADM acknowledges that in order for Burcon to comply with its obligations with respect to the audit of Burcon's financial statements for its March 31 year end, Burcon may, on an annual basis, through its external auditors, perform an audit of ADM's books and records as they relate to the Net Revenue and associated Royalties for that fiscal year. The terms of Section 5.2 will apply fully in respect of any such audit.

5.4	Process Audit

Subject to Article 8, upon written notice by Burcon to ADM, Burcon shall have the right, during business hours, to audit and inspect ADM’s Product commercialization and production process. Such process inspection and audit shall be for Burcon’s internal purposes and may include, without limitation, the following activities:

(a)

a review of the plans, designs, methodology, approaches and processes used in respect of the design, development and manufacture of the Product in the Semi- works Production Facility or any Full-commercial Production facility; and

(b)

a review of knowledge transfer techniques used in respect of the design, development and manufacture of the Product used in the Semi-works Production Facility or any Full-commercial Production facility.

However, nothing in Section will allow Burcon to audit or inspect any of ADM’s facilities that do not use the Burcon Technology.

5.5	Equivalent ADM Rights

While the license granted by ADM to Burcon under Section 3.6 is in effect, Burcon will have the same obligations to provide reports as described in respect of ADM in Section 5.1(a) and the same obligations described in respect of ADM in Sections 5.2 and 5.4, and for such purposes such provisions will be deemed to be read as if all references to ADM were references to Burcon, and vice-versa.

ARTICLE 6
INFRINGEMENT, DEFENCE AND PATENT PROSECUTION

6.1	Infringement

Each Party shall promptly notify the other in writing of any conflicting use or apparent act of infringement or appropriation of any Burcon Technology or Burcon Patent Rights by any Person which comes to its attention.

(a)

As long as the Exclusive License of Section 3.4 is in effect, ADM shall have the right, at its expense, to bring suit in its own name, or if required by law, jointly with Burcon, at ADM’s expense and on its own behalf, for infringement of Burcon’s Patent Rights of mis-appropriation of Burcon Technology, provided that Burcon shall have the right to participate in and control any aspect of any such suit which relates to the validity of any patent included in Burcon’s Patent Rights or Burcon Improvements. In any such suit brought by ADM to collect damages, profits and awards of whatever nature for such infringement, ADM shall be entitled to any damages collected under such suit, provided that Burcon shall be entitled to Royalties from ADM at the relevant rate pursuant to Section 4.3, on any such damages in excess of reasonable attorney fees and legal costs incurred by ADM in bringing such suit. In connection with such suit, ADM also has the right to settle any claim or suit for infringement with the prior consent of Burcon, which consent will not be reasonably withheld, provided that any settlement or sublicense granted to an accused infringer is subject to Royalties from ADM at the relevant rate pursuant to Section 4.3 and provided that, in the reasonable opinion of Burcon's counsel, such action shall not jeopardize any Burcon Technology or Burcon Improvements.

(b)

In the event that ADM does not elect to pursue a suit for infringement under Section 6.1(a), Burcon shall have the right, at its expense, to take such steps as it may consider necessary to terminate any infringement or appropriation. If Burcon has chosen to take steps to terminate the infringement or appropriation, ADM shall take such steps as may be reasonably requested by Burcon to assist Burcon in terminating such infringement or appropriation and shall take any action or proceeding reasonably requested by Burcon, at the expense of Burcon. If ADM elects not to pursue such suit for any infringement under Section 6.1(a) and Burcon elects to take steps to terminate any infringement or appropriation, Burcon shall be entitled to any damages collected under such suit.

(c)

Subject to the foregoing, each Party shall cooperate and assist, and cause its employees and representatives to assist, the other Party to the fullest extent possible, at the expense of the Party bringing the suit, regarding such action or proceeding.

6.2	Patent Prosecution

As long as the Exclusive License is in effect, Burcon shall be responsible for the drafting, filing, prosecution and maintenance of all Burcon Patent Rights in the following countries: [commercially sensitive information redacted], provided that Burcon shall not be responsible to draft, file or prosecute any of the Burcon Patent Rights listed in Schedule A as of the Effective Date in any of the above countries to the extent that it is not eligible, by virtue of the passage of time, to file a patent in any such country. Burcon covenants and agrees that it will use commercially reasonable efforts to diligently continue the prosecution of such patent rights with all practicable expedience as long as the Exclusive License is in effect. Burcon agrees, while the Exclusive License is in effect, to provide ADM with copies of all documents to be filed in connection with the prosecution of any patent application to provide ADM with a reasonable opportunity to comment. Burcon shall consult with ADM with regard to every material decision required to be made during the drafting, filing, prosecution and maintenance of such patent rights, while the Exclusive License is in effect. Burcon shall consider ADM’s comments and recommendations during the prosecution and maintenance of the Burcon Patent Rights, while the Exclusive License is in effect, provided that all decisions in respect of the drafting, filing, prosecution and maintenance of the Burcon Patent Rights shall be in Burcon’s sole discretion. Burcon shall bear all fees and expenses associated with the drafting, filing, prosecution and maintenance of all patent rights specified in Schedule A. In the event Burcon fails, while the Exclusive License is in effect, to maintain any Burcon Patent Rights, Burcon shall notify ADM within thirty (30) days of making such decision and ADM shall have the right, but not the obligation, to assume such maintenance and to set-off against Royalties otherwise payable by it to Burcon, while the Exclusive License is in effect, the direct filing fees and expenses incurred by it as a result of assuming such maintenance.

In the event that Burcon fails to maintain Burcon Patent Rights in a jurisdiction under this Section and no patents covering the Products have issued in such jurisdiction, then the Semi-works Production Royalty rate described in Section 4.3(a) and the Full Commercial Production Royalty rate described in Section 4.3(b) will be reduced by [commercially sensitive information redacted]% for the sale of any Products into such jurisdiction provided that the Semi-works Production Royalty and the Full Commercial Production Royalty will revert to their original levels if a patent covering the Products is ever issued in such jurisdiction during the term of the License.

In the event ADM desires, while the Exclusive License is in effect, to expand the scope of patenting of any of the applications in the Burcon Patent Rights to include additional patents covering the Burcon Technology and/or Burcon Improvements or pursue patents in additional countries beyond those set forth above, Burcon shall cooperate with such requests; provided that ADM agrees to pay all costs associated with the prosecution and maintenance of such filings without deduction or offset to Royalties or other fees otherwise due hereunder, and further provided that all such filings shall be in the name of Burcon and shall be deemed to be included within the Burcon Patent Rights. If ADM elects to expand the scope of patenting, ADM shall select the legal counsel of its choice that is acceptable, acting reasonably, to Burcon, and ADM will provide Burcon with copies of all documents to be filed in the prosecution of any patent application to provide Burcon with a reasonable opportunity to comment, and ADM will consult with Burcon with regard to every material decision required to be made during the drafting, filing, prosecution and maintenance of any such application.

6.3	Defence of Actions

As long as the Exclusive License is in effect, Burcon:

(a)	shall be responsible for the defence of any action in which the validity of any patent in the Burcon Patent Rights is raised in any jurisdiction; and

(b)	shall inform ADM in writing forthwith of any such action;

and ADM agrees to cooperate and to cause its employees and representatives to cooperate in the defence of any such action, which shall be at Burcon’s sole expense.

If Burcon elects not to defend such action, Burcon shall notify ADM within thirty (30) days of making such decision and ADM shall have the right, but not the obligation, to assume such defence, in which case ADM shall be solely responsible for its costs thereof, and shall be wholly liable for any monetary award made as a result of such defence.

Burcon may, in its sole discretion and at its sole cost and expense, settle any action or abandon or withdraw any Burcon Technology application or registration, unless ADM has elected to assume such action after notice from Burcon to ADM that Burcon has elected not to defend the action.

In the event that ADM assumes defence of any action under this Section 6.3, ADM shall become the owner of such patent and Burcon agrees to execute any documents to transfer ownership to ADM. Upon the transfer of ownership of such patent to ADM, ADM will grant to Burcon a royalty-free non-exclusive, worldwide, perpetual license (with the right to sublicense) to use and exploit such patent without limitation, subject only to the Exclusive License.

In the event that Burcon fails to defend the validity of any patent of Burcon Patent Rights in a jurisdiction or a patent of Burcon Patent Rights in the jurisdiction have been invalidated, and no patents covering the Products remain in force in such jurisdiction, then the Semi-works Production Royalty rate described in Section 4.3(a) and the Full Commercial Production Royalty rate described in Section 4.3(b) will be reduced by [commercially sensitive information redacted] % for the sale of any Products into such jurisdiction provided that the Semi-works Production Royalty and the Full Commercial Production Royalty will revert to their original levels if a patent covering the Products is ever issued in such jurisdiction during the term of the License.

6.4	Exclusions to Defence Obligation

Notwithstanding anything to the contrary herein, Burcon shall have no obligation to defend any action as set forth in Section 6.3 above to the extent that

(a)	the License has been converted to a Non-Exclusive License;

(b)

ADM is in breach of this Agreement at any time during any stage of the action and fails to cure such breach pursuant to Section 8.3(c)(i). Burcon may, at its own expense, instead of defending such action, procure for ADM the right to continue the use of Burcon Technology as permitted herein or replace or modify the Burcon Technology so that it becomes non-infringing and provided that any such replacement or modification is substantially similar to the original Burcon Technology in respect of its quality and functionality, and further provided that the manufacturing costs and capital costs relating to the manufacture of such replacement or modification are substantially similar to those associated with the original Burcon Technology.

6.5	Exclusive Remedies

Except as otherwise set forth herein, the remedies set forth in this Article 6 shall be the exclusive remedies available to ADM with respect to any claim attacking the validity of the Burcon Patent Rights in any jurisdiction or alleging infringement of any other Person's intellectual property rights by Burcon Technology in any jurisdiction, provided that nothing herein shall limit in any way either Party's remedies in respect of fraud or wilful misconduct by the other Party in connection herewith.

ARTICLE 7
CONFIDENTIALITY

7.1	Confidentiality

The period for disclosing Confidential Information shall begin on the last date of the execution of this Agreement and continue as long as this Agreement or any extensions thereof is in effect. The obligations and restrictions of the Parties with respect to Confidential Information shall continue until seven (7) years after this Agreement terminates.

Each of ADM and Burcon recognizes that the other’s Confidential Information constitutes highly valuable and proprietary confidential information. Each of the Parties agrees that except as otherwise set out in this Agreement:

(a)	it shall not use any Confidential Information belonging to the other Party except for the purposes contemplated by this Agreement;

(b)

it shall not provide, disclose, divulge or communicate orally or in writing any Confidential Information belonging to the other Party to any other Person or to any of its employees or representatives, other than those who need to have knowledge of the same for the purposes of carrying out the obligations under this Agreement;

(c)

except as otherwise provided in Section 7.1(d), it shall obtain from any other Person and any of its employees or representatives to whom it provides any Confidential Information belonging to the other Party an undertaking to protect the confidentiality of such Confidential Information on the terms set forth in this Article 7;

(d)

a Party shall not be required to obtain a specific undertaking relating to the subject of this Agreement from any of its employees or contractors provided there is in place between such Party or any one of its Affiliates and the employee or contractor a general undertaking or agreement substantially similar to the provisions of this Article 7, and provided that the subject matter of such undertaking or agreement protects the confidentiality of information obtained from other Persons;

(e)

each Party shall protect the Confidential Information of the other Party from all harm, loss, theft, corruption, destruction and unauthorized access, and shall ensure that it is not disclosed, published, released, transferred or otherwise made available in any form to, for the use or benefit of, any Person except as provided in this Article 7, without the other Party’s prior written approval; and

(f)

Notwithstanding anything to the contrary, ADM may disclose the following types of Confidential Information to customers or potential customers of the Products ("Company Customers") pursuant to a commercially reasonable confidentiality agreement restricting the use and disclosure of such Confidential Information:

(i)	Confidential Information relating to the composition of the Products, including samples;

(ii)	Confidential Information relating to the use or application of the Products;

(iii)	Confidential Information related to the method of manufacturing the Products; and

(iv)
all other Confidential Information as to which Burcon has given express permission in writing to disclose until such time as Burcon revokes such permission in a written notice provided by Burcon to ADM.

7.2	Permitted Disclosure

The provisions of this Article 7 shall not apply to any Confidential Information which:

(a)	is at the date of disclosure already known to the Recipient (as evidenced by the Recipient's records);

(b)

is on or prior to the date of its disclosure to the Recipient or at any time thereafter made available by, or acquired by the Recipient from, another Person, to the extent only that the Person from whom the Recipient receives the information may lawfully disclose such information;

(c)

is required to be disclosed by a court of competent jurisdiction or otherwise by law, provided that prior to such disclosure and to the extent feasible, the Recipient consults with the Provider as to the proposed form and nature of the disclosure;

(d)	is or becomes part of the public domain through no fault of the Recipient;

(e)

is independently developed by the Recipient, provided that the Recipient shall not have relied upon, either directly or indirectly, the Confidential Information received from the Provider, and provided such independent development is documented; or

(f)	is required to be released to regulatory agencies in support of applications to market, or to support applications to test, Products.

7.3	Return of Confidential Information

Except as otherwise expressly provided for in this Agreement or as otherwise agreed to by the Parties in writing, the Recipient shall (and shall cause its respective Affiliates to), within thirty (30) days after the termination of this Agreement, return to the Provider or destroy all Confidential Information then in its possession which it has received from the Provider or any Affiliate thereof, as well as all copies, summaries, records, descriptions, and duplications that it, or any of its Affiliates, has made from the documents or tangible items received from the Provider or any Affiliates thereof.

7.4	Existing Confidentiality Agreement

The Parties confirm that the existing Confidentiality and Material Transfer Agreement between them dated January 20, 2010 will continue in full force and effect with respect to all Confidential Information disclosed by either of them to the other before the Effective Date.

ARTICLE 8
TERM AND TERMINATION

8.1	Term of License

Unless earlier terminated by either party in accordance with the provisions of Section 8.3, this Agreement shall commence as of the Effective Date and shall extend until the last to terminate or expire of any license granted under this Agreement:

8.2	Termination of License

Subject to the terms of Section 8.3, each license granted hereunder will be perpetual, but the obligation to pay any Royalties under such License will terminate on the later of:

(a)	the date of expiry of the last to expire of the Burcon Patent Rights; and

(b)	twenty (20) years from the Effective Date;

and thereafter any such license shall be fully-paid and non-assessable.

8.3	Termination of Agreement

This Agreement may be earlier terminated:

(a)	by Burcon, if ADM fails to build and commission the Semi-works Production Facility within the relevant timeframe described in Section 2.3;

(b)	by mutual agreement of the Parties;

(c)	by ADM:

(i)
sixty (60) days following receipt of notice by ADM to Burcon where Burcon has breached or defaulted in the performance of any of its material obligations under this Agreement and failed to remedy such breach or default within the sixty (60) day period;

(ii)	forthwith upon notice by ADM to Burcon following the bankruptcy, insolvency, winding-up, liquidation or dissolution of Burcon;

(iii)	ADM does not receive permit approval from the Illinois EPA for the Semi- Works Production Facility with [commercially sensitive information redacted] from the Effective Date; or

(iv)
if the manufacture or sale of the Products is found to infringe a third party’s intellectual property rights and ADM is unable to avoid such infringement or is unable to resolve the alleged infringement.

(d)	by Burcon:

(i)
sixty (60) days following receipt of notice by Burcon to ADM where ADM has breached or defaulted in the performance of any of its material obligations under this Agreement and failed to remedy such breach or default within the sixty (60) day period;

(ii)	forthwith upon notice by Burcon to ADM following the bankruptcy, insolvency, winding-up, liquidation or dissolution of ADM; or

(iii)	ADM has not commenced production at the Semi-works Production facility within [commercially sensitive information redacted] from the Effective Date.

8.4	Consequences of Termination of Agreement

Upon termination of this Agreement, the following shall occur:

(a)	Each Party shall pay to the other any amounts owed to the other Party that have accrued prior to the date of termination;

(b)
all license rights granted by Burcon to ADM hereunder shall terminate, unless otherwise expressly set forth herein and, if the termination of this Agreement is pursuant to Section 8.3(b) or (c), all license rights granted by ADM to Burcon hereunder shall terminate, unless expressly set forth herein;

(c)
Each Party shall return or destroy, as applicable, all Confidential Information belonging to the other Party and, if destroyed, shall provide evidence of such destruction; provided, however each Party may retain computer back-up tapes generated in the ordinary course of business that may contain Confidential Information and information from which Confidential Information is revealed or could be ascertained for that amount of time normally retained in the ordinary course of business; and further provided that each Party may retain a single copy of the Confidential Information for archival purposes or purposes relating to any legal dispute, such copy to be held by such Party’s independent legal counsel or, upon the written undertaking of in-house legal counsel that such copy shall not be accessed by or accessible to any personnel of the Party other than the in-house legal counsel, by such Party’s in-house legal counsel; all provided, however, such Party shall continue to abide by the terms of Article 7 relating to the treatment and nondisclosure of Confidential Information with respect to any such information;

(d)	termination of this Agreement for any reason shall not release either ADM or Burcon from any liability which at the time of such termination has already accrued to the other Party;

(e)
in the event that Burcon terminates this Agreement pursuant to Section 8.3(d)(i) or (ii), and no license to Burcon under Section 3.6 was previously granted by ADM, then ADM shall grant to Burcon an irrevocable, perpetual, world-wide, non-exclusive and royalty-free license, with a right to sublicense, to use the ADM Improvements to make, have made, use, market or sell the Products;

(f)
termination of this Agreement for any reason shall be without prejudice to any other remedies which any Party may otherwise have. Notwithstanding the termination or expiration of this Agreement, the provisions of Article 1 (Interpretation), Article 7 (Confidentiality), Article 8 (Term and Termination) Article 9 (Representations, Warranties and Covenants), Article 10 (Indemnification and Insurance) and Sections 11.1 (Dispute Resolution) and 11.6 (Law) shall survive any such termination or expiration; provided, however, Article 9 and Article 10 shall survive only for a period of five (5) years after any such termination or expiration, and Article 7 shall survive only for a period of ten (10) years after any such termination or expiration;
and

(g)	provided that this Agreement is not terminated by ADM pursuant to Section 8.3(c), any license granted to Burcon by ADM pursuant to Section 3.6 or this Section 8.4 shall survive any termination or expiration of this Agreement and shall forthwith become irrevocable, royalty-free and perpetual.

ARTICLE 9
REPRESENTATIONS, WARRANTIES AND COVENANTS

9.1	Representations and Warranties by Burcon

Burcon represents and warrants to ADM, as of the Effective Date, and acknowledges that ADM is relying on such representations and warranties in entering into this Agreement, that:

(a)	Burcon is a corporation and is validly existing and in good standing under the laws of the Yukon;

(b)

Burcon has all necessary corporate power and authority to execute, deliver and perform this Agreement and to carry out its obligations under this Agreement, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Burcon;

(c)

this Agreement has been duly authorized, executed and delivered by Burcon and constitutes a legal, valid and binding obligation of Burcon, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, moratorium or similar laws, or general equitable principles, whether considered in an action at law or in equity;

(d)

in the fulfillment of its obligations under this Agreement, Burcon is not knowingly violating, infringing or misappropriating any rights, including any contract, statutory or intellectual property rights or any confidentiality rights of any Person;

(e)	Burcon has the right to grant to ADM the licenses contemplated in this Agreement;

(f)

there is no other outstanding license granted by Burcon covering the subject matter of this Agreement and Burcon has not sold, transferred, granted any licenses, or otherwise conveyed any rights in or to the Burcon Patent Rights or the Burcon Technology to any Person;

(g)

Burcon has no knowledge of any existing or threatened litigation concerning the Burcon Patent Rights or the Burcon Technology and to Burcon’s knowledge, the use of Burcon’s Technology by ADM and the sale of Products by ADM will not infringe any patents or other intellectual property right of a third party;

(h)	as of the Effective Date, the Burcon Patent Rights comprise all of Burcon’s patents and patent applications concerning the Products;

(i)

the information provided by Burcon to ADM to describe the Burcon Technology shall be, in all material respects, and to the best of Burcon’s knowledge, an accurate description of the information Burcon possesses relating to the development and manufacture of the Products;

(j)

to the best of its knowledge, Burcon has included in the definition of Burcon Patent Rights all of its patents and patent applications which would be infringed by ADM’s manufacturing, having manufactured, using, selling or offering to sell the Products in the Territory; provided, that if any such patent or patent application was not included in the definition of Burcon Patent Rights and further provided that such patent or patent application relates to the Products, such definition shall be construed as if such patent or patent application had been so included;

(k)	Burcon has no knowledge of any material safety concerns with respect to the development, manufacture, use or sale of the Products;

(l)	Burcon has no knowledge of any existing or threatened acts by any Person that would infringe the Burcon Patent Rights;

(m)	Burcon has no knowledge of any prior art relevant to the patentability of the Burcon Patent Rights that has not been previously disclosed to ADM before the Effective Date;

(n)	to Burcon’s knowledge, Burcon’s Patent Rights are genuine, valid and enforceable;

(o)	to the knowledge of Burcon, all rules of the various patent offices which Burcon’s Patent Rights relate have been and will be complied with by Burcon and its counsel in all material respects; and

(p)	to the knowledge of Burcon, all information provided by Burcon to ADM leading up to the signing of this Agreement was accurate in all material respects .

9.2	Representations and Warranties by ADM

ADM represents and warrants to Burcon, as of the Effective Date, and acknowledges that Burcon is relying on such representations and warranties in entering into this Agreement, that:

(a)	ADM is a corporation duly incorporated and validly existing under the laws of Delaware;

(b)

ADM has all necessary corporate power and authority to enter into this Agreement and to carry out its obligations under this Agreement, and the execution, performance and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of ADM;

(c)

this Agreement has been duly authorized, executed and delivered by ADM and constitutes a legal, valid and binding obligation of ADM enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, moratorium or similar laws, or general equitable principles, whether considered in an action at law or in equity;

(d)

in the fulfillment of its obligations under this Agreement, ADM is not knowingly violating, infringing or misappropriating any rights, including any contract, statutory or intellectual property rights or any confidentiality rights of any Person;

(e)	ADM has no knowledge of any existing or threatened litigation concerning the ADM Improvements; and

(f)	ADM has the right to grant to Burcon the licenses contemplated in this Agreement.

9.3	ADM Covenant to Comply with Laws

ADM covenants that it shall comply fully with all Applicable Laws in respect of its use of the Burcon Technology, including the manufacture, sale, marketing, use and importation of Products, and that it shall obtain all regulatory approvals and licences required for the manufacture and sale of the Products in the Territory.

9.4	No Other Warranties

EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, BURCON MAKES NO REPRESENTATIONS OR WARRANTIES TO ADM REGARDING THE SUBJECT MATTER OF THIS AGREEMENT, WHETHER EXPRESS, IMPLIED OR STATUTORY, EITHER AT LAW OR IN EQUITY, INCLUDING WITHOUT LIMITATION THE BURCON TECHNOLOGY (INCLUDING THE BURCON PATENT RIGHTS) AND THE PRODUCTS, INCLUDING WITHOUT LIMITATION ANY REPRESENTATIONS OR WARRANTIES AS TO VALUE, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR NON-INFRINGEMENT OF THE PRODUCTS. Without limiting the foregoing, ADM acknowledges that it has not and is not relying upon any implied warranty of merchantability or fitness for a particular purpose, or upon any representation or warranty whatsoever as to the prospects (financial, regulatory or otherwise) or the reliability, suitability, ability to produce a particular result, and validity, regarding the use of the Burcon Technology to manufacture, sell or use the Products.

9.5	Non-Solicitation

During the term of this Agreement and for a period of [commercially sensitive information redacted] after the expiry or termination of the License, neither party will solicit for employment and Person who is, at the time of such solicitation, an employee of the other Party or any of its Affiliates, or induce any such Person to leave his or her employment, provided that:

(a)	this provision is not meant to restrict the ability of either party to advertise generally for employees through the means of newspaper, internet or other advertising; and

(b)	in the case of ADM, this provision will only apply to those employees of Burcon listed in a written notice from Burcon to ADM, which list may be revised by Burcon by further written notice from time to time while this Agreement is in effect.

ARTICLE 10
INDEMNIFICATION AND INSURANCE

10.1	Indemnification by ADM

Subject to Section 10.2, ADM shall indemnify, defend, and hold Burcon, its Affiliates and Sublicensees, and each of their respective directors, officers, employees, consultants, representatives, researchers and agents, and each of the aforementioned Person's successors, heirs and assigns (collectively, the "Burcon Indemnitees") harmless from and against any and all Claims to the extent:

(a)	caused by an intentional, reckless or negligent act or omission of ADM, its Affiliates and their respective officers, agents, or employees;

(b)	caused by any one or more ADM Indemnitees as a result of a breach of this Agreement.

10.2	Indemnification by Burcon

Subject to Section 10.1, Burcon shall indemnify, defend and hold ADM, its Affiliates and Sublicensees, and each of their respective directors, officers, employees, consultants, representatives, researchers and agents, and each of the aforementioned Person's successors, heirs and assigns (collectively, the "ADM Indemnitees") harmless from and against any and all Claims to the extent:

(a)	caused by an intentional, reckless or negligent act or omission of Burcon, its Affiliates and their respective officers, agents, or employees; or

(b)	caused by any one or more Burcon Indemnitees as a result of a breach of this Agreement;

all provided that ADM promptly notifies Burcon in writing after ADM receives notice of any Claim, and ADM reasonably cooperates with Burcon in the defense of any such Claim.

ARTICLE 11
GENERAL

11.1	Dispute Resolution

In the event of a dispute between the Parties in respect of any matter falling within the parameters of this Agreement, whether arising during, or at any time after the expiration or termination of this Agreement, the Parties agree to use all reasonable efforts to resolve the dispute promptly and in an amicable manner by negotiation in accordance with this Section 11.1. Either Party may refer the dispute to the corporate officer of ADM responsible for commercialization of the Products and the Chief Operating Officer of Burcon, and such officers shall use reasonable efforts to attempt to resolve the dispute within thirty (30) days of the referral of the dispute to each of them. If the dispute cannot be resolved within the time period specified above, or such longer time period as the Parties may agree, either Party may submit the dispute for arbitration in accordance with Section 11.2.

11.2	Arbitration

If the Parties do not reach a solution pursuant to Section 11.1 within the time periods specified therein, then upon written notice by either Party to the other, the dispute shall be finally settled by arbitration based upon the following:

(a)

The arbitration shall be conducted by a panel of three arbitrators, one arbitrator appointed by Burcon, one arbitrator appointed by ADM and a third arbitrator appointed by mutual agreement of the Parties, or in the event of failure to agree within thirty (30) Business Days following delivery of the written notice by the Party initiating the arbitration to the other Party, either Party may apply to a court having jurisdiction to have the third arbitrator appointed. The third arbitrator shall be qualified by education and training in respect of matters relating to patent licensing and biotechnology;

(b)

The panel of arbitrators shall be instructed that time is of the essence in the arbitration proceeding and, in any event, the arbitration award must be made within ninety (90) days of the submission of the dispute to arbitration;

(c)

After written notice is given to refer any dispute to arbitration, the Parties will meet within fifteen (15) Business Days of delivery of the notice and will negotiate any changes in these arbitration provisions or the rules of arbitration which are herein adopted, in an effort to expedite the process and otherwise ensure that the process is appropriate given the nature of the dispute and the values at risk;

(d)	The arbitration shall take place in Denver, Colorado;

(e)

The arbitration award shall be given in writing and shall be final and binding on the Parties, not subject to any appeal, and shall deal with the question of costs of arbitration and all related matters;

(f)	Judgment upon any award may be entered in any court having jurisdiction or application may be made to the court for a judicial recognition of the award or an order of enforcement, as the case may be;

(g)

All disputes referred to arbitration (including the scope of the agreement to arbitrate, any statute of limitations, set-off claims, conflict of laws rules, tort claims and interest claims) shall be governed by the substantive law of the State of New York;

(h)

The Parties agree that the arbitration shall be kept confidential and that the existence of the proceeding and any element of its (including any pleadings, briefs or other documents submitted or exchanged, any testimony or other oral submissions and any awards) shall not be disclosed beyond the arbitrator, the Parties, their counsel and any person necessary to the conduct of the proceeding, except as may lawfully be required in judicial proceedings relating to the arbitration or otherwise.

(i)

However, the panel of arbitrators shall not decide and this Section 11.2 shall not apply to any dispute regarding the validity of or infringement of any of Burcon’s Patent Rights, each of which shall be decided by a court or tribunal of competent jurisdiction.

11.3	Time; Force Majeure

Time is of the essence in the performance of this Agreement and such of its terms, provided that no Party shall be liable to any other, or be in default under the terms of this Agreement, for its failure to fulfill its obligations hereunder to the extent such failure arises for any reason beyond its control including, without limitation, strikes, lockouts, labor disputes, acts of God, acts of nature, acts of governments or their agencies, fire, flood, storm, power shortages or power failure, war, sabotage, inability to obtain sufficient labour, raw materials, fuel or utilities, or inability to obtain transportation (each, an "Event of Force Majeure"); provided that the Party relying on the provisions of this Section shall forthwith give to the other Party notice of its inability to observe or perform the provisions of this Agreement and the reasons for such inability to observe or perform; and provided further that the suspension of the obligations of the Party so affected will continue only for so long as such Event of Force Majeure continues.

11.4	Elimination of Force Majeure Event

A Party relying on the provisions of Section 11.3 will take all commercially reasonable steps to eliminate any Force Majeure Event and, if possible, will perform its obligations under this Agreement as far as practical, but nothing herein will require the Party to question or test the validity of any Applicable Law or order of any government or governmental authority or to complete its obligations if an Event of Force Majeure renders completion impossible.

11.5	Severability

Except as to matters which are fundamental to this Agreement, every part of this Agreement is severable and the invalidity or unenforceability of any part of this Agreement with respect to any Party or circumstance shall not affect the validity or enforceability of that part with respect to any other Party or circumstance, or of any other part of this Agreement.

11.6	Law

This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the principles of conflicts of laws. The Parties hereby irrevocably submit and attorn to the non-exclusive jurisdiction of the courts of the State of New York with respect to all matters arising out of or in connection with this Agreement. The Parties waive any objections they may have to venue being in such courts, including any claim that such venue is an inconvenient forum.

11.7	Entire Agreement

This Agreement sets forth the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, whether oral or written, between the Parties pertaining to the subject matter of this Agreement. For greater certainty, the Letter of Intent entered into by the Parties dated as of November 9, 2010 is hereby superceded, terminated and of no force and effect, and shall not be used to interpret this Agreement whatsoever. Except as set forth in this Agreement, there are no warranties, representations or other agreements, oral or written, between the Parties pertaining to the subject matter of this Agreement.

11.8	Amendment and Waiver

No amendment or waiver of this Agreement shall be binding on a Party unless executed in writing by that Party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

11.9	Relationship of the Parties

ADM on one hand, and Burcon on the other, are independent Parties. ADM is not, and nothing in this Agreement shall constitute it as, the employer, principal or partner of, or joint venturer with, Burcon. Neither Party shall have any authority to enter into any agreement on behalf of the other Party or to bind the other Party in any other manner, and shall not act or omit to act so as to suggest that it has such authority. All personnel employed or otherwise engaged by any Party shall be the agents and employees of such Party only, and the other Parties shall incur no obligations or liabilities by reason of the conduct of such personnel.

11.10	Public Notices

Except as may be necessary to comply with the requirements of any Applicable Law, or the requirements of any stock exchange on which the shares of the Party hereto making any announcement or statement or issuing any press release may be listed, at no time shall either Party, without the prior written consent of the other Party (which consent shall not be unreasonably withheld), make any announcement, press release or statement which relates to or refers to any of the matters related to or arising from this Agreement. The consent from one Party shall be granted to the other within 72 hours of the request being made. Where an announcement, statement or issuance of a press release is time sensitive, the Party seeking consent may request that the consent be granted by the other Party within 24 hours. In such circumstance, the request for consent must be in writing and followed up by telephone.

11.11	Notices

Any notices or approvals required or permitted to be given under this Agreement shall be in writing and may be effectively given if delivered personally, sent by courier or registered mail, or sent by telecopier addressed in the case of ADM to:

Archer-Daniels-Midland Company
4666 Faries Parkway
Decatur, Illinois
62526, U.S.A

Attention: General Manager ADM Protein Specialties
Facsimile: (217) 451-5141

With a copy to:

Archer-Daniels-Midland Company
4666 Faries Parkway
Decatur, Illinois
62526, U.S.A.

Attention: General Counsel
Facsimile: (217) 424-6196

or in the case of Burcon to:

Burcon NutraScience Corporation
1946 West Broadway
Vancouver, British Columbia
V6J 1Z2

Attention: Mr. Johann F. Tergesen
Facsimile: (604) 733-8821

with a copy to:

Stikeman Elliott LLP
1700 Park Place, 666 Burrard Street
Vancouver, B.C. V6C 2X8

Attention: Mr. John Stark
Facsimile: (604) 681-1825

Any such notice shall be deemed to have been given and received, if delivered, on the same day of delivery and, if given by telecopier, on the day it was dispatched; provided that any notice given and received, whether by delivery or telecopier shall, if not given on a Business Day, be deemed to have been given and received on the first Business Day following such day. Any Party may change its address for service from time to time by notice given in accordance with the foregoing.

11.12	Assignability

This Agreement may not be assigned whether by operation of law or otherwise, by either Party without the prior written consent of the other Party, which consent shall not be unreasonably withheld. Any assignment contrary to the foregoing shall be null and void and shall not be binding. This Agreement shall be binding upon the Parties and their respective successors and permitted assigns.

11.13	Further Assurances

The Parties shall with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement including, without limitation, the registration or protection of any intellectual property rights, and each Party shall provide such further documents or instruments required by the other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

11.14	Anti-Corruption

Each of ADM and Burcon represents, warrants and covenants to the other Party that:

(a)
the performance of its obligations herein will not violate any law, regulation or obligation by which it is bound, and will not conflict with or violate any agreement or instrument to which it is a party or by which it is bound;

(b)
it will carry out its obligations under this Agreement in accordance with all applicable laws, regulations or orders issued by any government authority having jurisdiction over the territory in which any part of such obligations will be performed;

(c)
except to the extent previously disclosed to the other Party in writing, each of ADM and Burcon and each and every director, owner, employee or any Person acting on its behalf in connection with this Agreement are not employees of any government, government agency, public international organization and are not officials of a political party or candidates for political office;

(d)	any expenses submitted by it for reimbursement under this Agreement shall have been legally incurred in connection with its obligations under this Agreement;

(e)
in the performance of its obligations under this Agreement, no services, money or other items of value, whether or not reimbursable under this Agreement, will be paid, promised, offered or authorized by it, or any Person acting on its behalf, directly or indirectly, to any Person employed by or acting on behalf of any government, government agency, political party, officials of a political party, or candidate for political office for the purpose of or having the effect of

(i)	bribery, kickbacks or other corrupt practices,

(ii)	influencing any act or decision of such Person or organization,

(iii)	inducing any such Person or organization to do or omit to do any act in violation of their lawful duty, or

(iv)
inducing any such Person to use their influence with any government, government agency, public international organization, political party, party official or candidate for political office in order to secure any improper advantage for, or to obtain or retain business on behalf of, Burcon or ADM, as the case may be.

If at any time during the term of this Agreement any of these representations and warranties ceases to be accurate, each of ADM and Burcon will promptly notify the other Party. Each of ADM and Burcon understands that these representations and warranties will be relied upon by the other Party in preparing accurate financial accounts and records, filing reports and preparing and filing tax returns, as required by law.

11.15	Termination

Notwithstanding anything to the contrary, this Agreement may be terminated unilaterally by either of ADM or Burcon if at any time it, acting in good faith, has reason to believe:

(a)	that the other Party has used or is in the process of using any part of the compensation payable, or expenses reimbursable, under this Agreement for a bribe, kickback or other corrupt payment, or

(b)	that the representations, warranties and covenants under Section 11.14 are false or have been breached by the other Party; or

(c)
that this Agreement or the performance of any of its terms violates or contravenes any law, regulation, restriction or order of the United States or any government in whose territory this Agreement or any part of it is to be performed.

Termination under this provision shall be effective immediately upon ADM or Burcon giving the other Party written notice and will be deemed to have the same consequences as a termination for a breach that a Party has failed to remedy under Section 8.3(c)(i) or Section 8.3(d)(i), as applicable.

11.16	Record Keeping

Each of ADM and Burcon shall preserve all records of expenditures and charges related to its obligations under this Agreement in accordance with the ordinary course of business.

11.17	Right To Audit

Each of ADM and Burcon shall have the right to audit the other Party’s books and records at any time to determine the other Party’s compliance with the terms and conditions of this Agreement.

11.18	Counterparts

This Agreement may be executed by the Parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

IN WITNESS OF THE FOREGOING, the Parties have executed this Agreement by their authorized signatories below, each of whom represent and warrant that they are authorized to execute this Agreement for and on behalf of the Party for whom they are signing:

BURCON NUTRASCIENCE CORPORATION

Per: “Johann F. Tergesen”
Name: Johann F. Tergesen
Title: President & C.O.O.

Per:________
Name:
Title

BURCON NUTRASCIENCE (MB) CORP.

Per: “Johann F. Tergesen”
Name: Johann F. Tergesen
Title: President

Per:________
Name:
Title

ARCHER-DANIELS-MIDLAND COMPANY

Per: “Matthew J. Jansen”
Name: Matthew J. Jansen
Title: President – Global Oilseeds

SCHEDULE A
BURCON PATENT RIGHTS

Patent Title	Applications	Date of	Application
	Filed/Patents Granted	Application Filing	Number/Patent No.

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